UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):                         [_] Form 10-K        [_] Form 11-K        [_] Form 20-F        [X] Form 10-Q        [_] Form 10D
[_] Form N-SAR            [_] Form N-CSR

For Period Ended:  September 30, 2007

[_]           Transition Report on Form 10-K
[_]           Transition Report on Form 20-F
[_]           Transition Report on Form 11-K
[_]           Transition Report on Form 10-Q
[_]           Transition Report on Form N-SAR
For the Transition Period Ended:  _________________________
Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Franklin Credit Management Corporation
Full Name of Registrant

____________________________________________________________________________________________________________________
Former Name if Applicable

101 Hudson Street
Address of Principal Executive Office (Street and Number)

Jersey City, New Jersey 07302
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the rapidly deteriorating real estate and mortgage origination credit market and resulting increased delinquencies industry wide in mortgages originated in the years 2005 and 2006, particularly for second-lien loans, the Registrant is in the process of reviewing and assessing its reserves for its portfolio of acquired loans, particularly second-lien mortgage loans acquired in those years.  As a result, certain financial presentation matters could not be finalized within the prescribed time without unreasonable expense and effort.  The Registrant currently anticipates that it will complete its review, release its quarterly results and file its Form 10-Q for the third quarter of 2007 prior to December 31, 2007.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Paul D. Colasono                      201                           604-4402
(Name)                                 (Area Code)         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes     [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes     [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the rapidly deteriorating real estate and mortgage origination credit market and resulting increased delinquencies industry wide in mortgages originated in the years 2005 and 2006, particularly for second-lien loans, the Registrant is in the process of reviewing and assessing its reserves for its portfolio of acquired loans, particularly second-lien mortgage loans acquired in those years.  Due to the fact that this review is ongoing, a reasonable estimate of the results cannot be made.  Generally, the Registrant expects that this credit review will result in a substantial increase in the provision for loan losses for the quarter ended September 30, 2007 due to increased delinquencies and the expectation of increased defaults and ultimate losses inherent in the portfolio as of September 30, 2007, again particularly for its portfolio of second-lien loans.  The Registrant expects that this increase will result in substantial negative stockholder’s equity as of September 30, 2007.  The Registrant currently anticipates that it will complete its review, release its quarterly results and file its Form 10-Q for the third quarter prior to December 31, 2007.

                                                                       Franklin Credit Management Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2007                                                   By: /s/ Paul D. Colasono
                                         Name: Paul D. Colasono
                         Title:   Chief Financial Officer and Executive Vice President